Schedule A

Fund Name	Fee Rate
Prudential Jennison Equity Income Fund	85% to $500 million; .80% next $500 million; .75% next $1.5 billion; .725% over $2.5 billion.
Prudential Mid-Cap Value Fund	.90% to $500 million; .85% next $500 million; .80% $1 billion and over.